Abeona Therapeutics Inc.

1330 Avenue of the Americas, 33rd Floor

New York, NY 10019

August 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attention: Chris Edwards

Re:	Abeona Therapeutics Inc.
Registration Statement on Form S-3
Filed on June 7, 2021
File No. 333-256850

Dear Mr. Edwards:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on August 27, 2021, in which we requested the acceleration of the effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on August 31, 2021, or as soon as practicable thereafter. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

Thank you for your attention to this matter.

Very truly yours,

Abeona Therapeutics Inc.

By:	/s/ Edward Carr
Name:	Edward Carr
Title:	Chief Financial Officer

cc:	John J. Concannon III, Morgan, Lewis & Bockius LLP